EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

for the Six Months Ended

June 30, 2026

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars - Unaudited)

AS AT	June 30, 2026	December 31, 2025

ASSETS
Current
Cash and cash equivalents	$12,889,108	$10,502,379
Investment in trading securities	4,960,648	4,345,696
Prepaids (Note 3)	218,867	216,652
Inventory	667,339	1,817,594
Total current assets	18,735,962	16,882,321

Restricted cash (Note 2, 7)	296,322	296,322
Equipment, net (Note 4)	839,050	562,426
Mineral properties (Note 5)	734,422	734,422

TOTAL ASSETS	$20,605,756	$18,475,491

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities (Note 6)	$939,738	$872,280
Due to related parties (Note 9)	407,681	134,904
Warrant liability (Note 8)	35,546	335,926
Derivative liability (Note 8)	5,288	95,385
Asset retirement obligation (Note 7)	104,141	101,827
Total current liabilities	1,492,394	1,540,322

Total liabilities	1,492,394	1,540,322

Commitment and contingencies (Note 12)
Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,573,417 common shares (December 31, 2024 - 46,682,117 common shares)	46,515	46,682
Additional paid in capital	31,981,644	32,461,400
Shares in treasury	(129,069)	(91,236)
Accumulated deficit	(13,739,791)	(16,152,481)

Total Xtra-Gold Resources Corp. stockholders' equity	18,159,299	16,264,365
Non-controlling interest	954,063	670,804

Total equity	19,113,362	16,935,169

TOTAL LIABILITIES AND EQUITY	$20,605,756	$18,475,491

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars - Unaudited)

	Three Month Period Ended June 30, 2026	Three Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2026	Six Month Period Ended June 30, 2025

EXPENSES
Amortization	$37,200	$30,013	$69,761	$56,188
Exploration	233,326	620,877	377,228	764,058
General and administrative	215,341	282,086	495,442	440,137

EXPENSES BEFORE OTHER INCOME (EXPENSES)	(485,867)	(932,976)	(942,431)	(1,260,383)

OTHER INCOME (EXPENSES)
Recovery of gold, net (Note 11)	1,919,883	649,492	3,558,894	2,422,207
Foreign exchange gain (loss)	166,923	600,814	79,467	931,001
Net gain (loss) on trading securities	(316,981)	408,271	(181,822)	316,291
Interest earned and dividends	86,227	86,219	191,364	182,553
Change in valuation of warrant and derivative liabilities (Note 8)	187,400	-	390,477	-

INCOME FROM OTHER ITEMS	2,043,452	1,744,796	4,038,380	3,852,052
Income before tax	1,557,585	811,820	3,095,949	2,591,669
Income tax expense	(200,000)	(200,000)	(400,000)	(400,000)
Net income	1,357,585	611,820	2,695,949	2,191,669
Net gain attributable to non-controlling interest	(156,403)	(34,482)	(283,259)	(208,675)

Net income attributable to Xtra-Gold Resources Corp.	$1,201,182	$577,338	$2,412,690	$1,982,994

Basic income attributable to common shareholders per common share	$0.03	$0.01	$0.05	$0.04
Diluted income attributable to common shareholders per common share	$0.03	$0.01	$0.05	$0.04

Basic weighted average number of common shares outstanding	46,514,917	45,910,357	46,530,829	45,937,943
Diluted weighted average number of common shares outstanding	48,580,711	48,833,857	48,596,623	48,861,443

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Expressed in U.S. Dollars - Unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2024	45,994,517	$45,995	$31,667,831	$(17,239)	$ (19,835,914)	$372,273	$12,232,946
Repurchase of shares	(133,300)	(134)	(188,625)	17,239	-	-	(171,520)
Shares in treasury	-	-	-	(94,840)	-	-	(94,840)
Net income	-	-	-	-	1,982,994	208,675	2,191,669
Balance, June 30, 2025	45,861,217	45,861	31,479,206	(94,840)	(17,852,920)	580,948	14,158,255
Private placement	1,018,000	1,018	1,343,897	-	-	-	1,344,915
Stock-based compensation	-	-	139,138	-	-	-	139,138
Repurchase of shares	(197,100)	(197)	(500,841)	94,840	-	-	(574,494)
Shares in treasury	-	-	-	(91,236)	-	-	(91,236)
Net income	-	-	-	-	1,700,439	89,856	2,402,115
Balance, December 31, 2025	46,682,117	46,682	32,461,400	(91,236)	(16,152,481)	670,804	16,935,169
Stock-based compensation	-	-	31,858	-	-	-	31,858
Exercise of stock options	90,000	90	21,443	-	-	-	21,533
Repurchase of shares	(257,200)	(257)	(533,057)	91,236	-	-	(442,078)
Shares in treasury	-	-	-	(129,069)	-	-	(129,069)
Net income	-	-	-	-	2,412,690	283,259	2,695,949
Balance, June 30, 2026	46,514,917	$46,515	$31,981,644	$(129,069)	$(13,739,791)	$954,063	$19,113,362

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars - Unaudited)

Six Month Period Ended June 30, 2026		Six Month Period Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,695,949	$2,191,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	69,761	56,188
Stock-based compensation	31,858	-
Derivative expense	(390,477)	-
Unrealized foreign exchange loss (gain)	164,034	(125,154)
Net gain (loss) on sales of trading securities	(181,822)	(316,291)
Impairment loss on trading securities	-	-
Changes in operating assets and liabilities:
(Increase) decrease in prepaids	(2,215)	(14,324)
Decrease (increase) in inventory	1,150,255	682,135
Change in asset retirement obligation	2,314	4,628
Increase in accounts payable and accrued liabilities	67,458	(21,719)
Increase (decrease) in due to related parties	272,777	142,414

Net cash provided by operating activities	3,879,892	2,599,546

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of trading securities	(2,733,729)	(1,939,973)
Proceeds on sale of trading securities	2,136,565	1,968,373
Acquisition of equipment	(346,385)	(207,811)
Net cash used in investing activities	(943,549)	(179,411)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock option exercise	21,533	-
Repurchase of capital stock	(571,147)	(266,360)
Net cash used in financing activities	(549,614)	(266,360)

Change in cash and cash equivalents and restricted cash during the period	2,386,729	2,153,775

Cash and cash equivalents and restricted cash, beginning of the year	10,798,701	8,743,348

Cash and cash equivalents and restricted cash, end of the period	$13,185,430	$10,626,410

Reconciliation of Cash and Cash Equivalents and Restricted Cash
Cash and cash equivalents at beginning of year	$10,502,379	$8,447,026
Restricted cash at beginning of year	296,322	296,322
Cash and cash equivalents and restricted cash at beginning of year	$10,798,701	$8,743,348

Cash and cash equivalents at end of period	$12,889,108	$10,330,088
Restricted cash at end of period	296,322	296,322
Cash and cash equivalents and restricted cash at end of period	$13,185,430	$10,626,410

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. The Company has also engaged in recovery of gold through alluvial operations on its claims.  On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2025, included in our Annual Report on Form 20-F, with the SEC by March 31, 2026. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company's management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration and its 90% owned subsidiary, XG Mining. All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, the valuation of our investment portfolio, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At June 30, 2026 and December 31, 2025, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Prepaids

Prepaid amounts are recognized in an earlier period than they are expensed.  These amounts are expensed in the period to which they relate.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold recovered from alluvial operations.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.  Recovery of gold, net of expenses, is not related to exploration and is not the core business of the Company, so proceeds from gold recovery are recognized as other income.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining.  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being depreciated over its estimated useful lives, which recognizes operating conditions in Ghana, using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.  The mineral properties do not fall under the guidance of ASC 842.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

No impairment charge was deemed necessary for mineral properties in 2026 or 2025.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the estimated rehabilitation value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company accounts for freestanding warrants within stockholder's equity or as liabilities based on the characteristics and provisions of each instrument. The Company evaluates outstanding warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. If none of the criteria in the evaluation in these standards are met, the warrants are classified as a component of stockholders' equity and initially recorded at their grant date fair value without subsequent remeasurement. Warrants that meet the criteria are classified as liabilities and remeasured to their fair value at the end of each reporting period.

Share repurchases

The Company accounts for the repurchase of its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

Income (Loss) per share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 260 - 10 "Earnings per Share", which establishes the requirements for presenting EPS. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive. There was a small potential dilution in 2025 and 2026.

Earnings per share calculations for the six months ended June 30 are as follows:

	2026	2025
Net income attributable to Xtra-Gold Resources Corp.	$2,412,690	$1,982,994

Basic weighted average number of common shares outstanding	46,530,829	45,937,943
Diluted weighted average number of common shares outstanding	48,596,623	48,861,443

Earnings per share:
Basic income attributable to common shareholders per common share	$0.05	$0.04
Diluted income attributable to common shareholders per common share	$0.05	$0.04

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The carrying amounts of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of those financial instruments.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

Our financial assets and liabilities that are measured at fair value on a recurring basis include cash equivalents, marketable securities, derivative contracts, and marketable debt securities. Our financial assets measured at fair value on a non-recurring basis include non-marketable equity securities, which are adjusted to fair value when observable price changes are identified or when the non-marketable equity securities are impaired (referred to as the measurement alternative). Other financial assets and liabilities are carried at cost with fair value disclosed, if required.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market used to measure fair value:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
  Level 2 - Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and credit ratings.
  Level 3 - Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash, Cash Equivalents, and Marketable Securities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and reevaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our investment in debt instruments, at their fair value, by significant investment categories as of June 30, 2026 and December 31, 2025:

Level 1 - Cash equivalents	June 30, 2026	December 31, 2025

Money market funds	$9,959,289	$9,959,289
	$9,959,289	$9,959,289

Cash, cash equivalents, and investments

	June 30, 2026	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$12,889,108	$12,889,108	$-	$-
Restricted cash	296,322	296,322	-	-
Trading securities	4,960,648	4,960,648	-	-
Total	$18,146,078	$18,146,078	$-	$-

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.

Investment in Debt Securities

We classify our marketable debt securities, which are accounted for as trading securities, within Level 1 or 2 in the fair value hierarchy because we use quoted market prices to the extent available or alternative pricing sources and models utilizing market observable inputs to determine fair value.

Investment in trading securities

The following discusses our marketable equity securities, non-marketable equity securities, gains and losses on marketable and non-marketable equity securities, as well as our equity securities accounted for under the equity method.

Our marketable equity securities are publicly traded stocks or funds measured at fair value and classified within Level 1 and 2 in the fair value hierarchy because we use quoted prices for identical assets in active markets or inputs that are based upon quoted prices for similar instruments in active markets.

Our non-marketable equity securities are investments in privately held companies without readily determinable market values. The carrying value of our non-marketable equity securities is adjusted to fair value for observable transactions for identical or similar investments of the same issuer or impairment (referred to as the measurement alternative). Non-marketable equity securities that have been remeasured during the period based on observable transactions are classified within Level 2 or Level 3 in the fair value hierarchy because we estimate the value based on valuation methods which may include a combination of the observable transaction price at the transaction date and other unobservable inputs including volatility, rights, and obligations of the securities we hold. The fair value of non-marketable equity securities that have been remeasured due to impairment are classified within Level 3.

The Company valued all Level 2 and Level 3 investments at $Nil as of June 30, 2026 and December 31, 2025.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  The Company held $9,914,544 as of June 30, 2026 and $9,959,289 as of December 31, 2025, respectively, in low-risk cash and money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company has contracted to sell all its recovered gold through a licensed exporter in Ghana. The Company sells its raw gold to one smelter.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Recent Accounting Pronouncements

The Company has considered all recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

3. PREPAIDS

Prepaids consist of the following amounts:

	June 30, 2026	December 31, 2025
Prepaid insurance	$105,243	$43,865
Prepaid permit fees	-	-
Prepaid marketing	33,543	103,534
Legal advances	48,801	68,715
Other	31,280	538
	$218,867	$216,652

4. EQUIPMENT

	June 30, 2026
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,793,820	$2,105,713	$688,107
Vehicles	924,068	773,125	150,943
	$3,717,888	$2,878,838	$839,050

The company expensed $69,761 for depreciation in the six months ended June 30, 2026 (June 30, 2025 - $56,188).

	December 31, 2025
	Cost	Accumulated Depreciation	Net Book Value

Exploration equipment	$2,447,435	$2,062,587	$384,848
Vehicles	924,068	746,490	177,578
	$3,371,503	$2,809,077	$562,426

5. MINERAL PROPERTIES

The Kibi, Kwabeng and Pameng Projects were purchased as a group in 2004, and the purchase price was not allocated between the properties and camp facilities.  As historical option payments received for the right to purchase projects from the Company in previous years have expired unexercised there are no third-party claims against the Projects.  The Mineral Properties have a value of $734,422 as at June 30, 2026 and December 31, 2025.  There was no impairment in the carrying value of the properties in the period ended June 30, 2026 or the year ended December 31, 2025.

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi , Kwabeng, and Pameng Projects, all of which are located in Ghana.  The original Kwabeng and Pameng mining leases had an expired date of July 26, 2019, while the Apapam (the "Kibi") lease had an expiry date of December 17, 2015.  Under the mineral laws, the Company has the right to apply for extensions of mining leases for up to a maximum of 30 years.  The Company has applied for extensions on all three of its leases noted above for a further 15 years.  The Kwabeng and Pameng extensions were filed on December 13, 2018, and the Kibi lease extension on June 17, 2015.  To date, the Company has not received the extension documents from the government. Under mineral law, the old leases remain fully in force until the government issues the new lease documents. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

All gold production will be subject to a 5% production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective leased areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company:

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases (note: all leases were in production well before the 2 year deadline); and

iv) pay a production royalty of 5% of gold sales to the Government of Ghana.

No project acquisition costs were recorded for the acquisition of Banso and Muoso Projects. In June 2023 the Company applied for an extension of the Muoso Project. The Banso Lease expired on Jan. 5th 2025, and extension was submitted on May 31st, 2024.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(ii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Trade payables and accrued liabilities are comprised as follows:

	June 30, 2026	December 31, 2025
Trade payables	$262	$6,266
Accrued royalties and taxes	851,617	800,000
Accrued other liabilities	87,859	66,014
	$939,738	$872,280

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

7. ASSET RETIREMENT OBLIGATION

	June 30, 2026	December 31, 2025

Balance, beginning of year	$101,827	$94,855
Change in obligation	2,314	9,257
Accretion expense	-	-
Balance, end of year	$104,141	$101,827

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.  Most of the cash will be spent to return the grade of disturbed land to its original state and to plant vegetation.

The rehabilitation obligation is estimated at $104,141 and $101,827 at June 30, 2026 and December 31, 2025, respectively.  During 2026 and 2025, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of $296,322 which has been recorded in restricted cash.

8. CAPITAL STOCK

Authorized stock

The Company's authorized shares are 250,000,000 common shares with a par value of $0.001 per share.

Issuances of shares

The Company issued 90,000 shares on the exercise of stock options during the period ended June 30, 2026.

During 2025, the Company completed a private placement of 1,018,000 units for gross proceeds of $1,748,909 (CAD$2,452,200). Each unit comprised one common share and one-half of a common share purchase warrant. The Company issued 504,000 purchase warrants at $2.00 (CAD $2.80) per share and 5,000 purchase warrants at $2.09 (CAD$2.93) per share. Each full purchase warrant can be converted to a common share at the strike price for two years. The Company paid commissions $101,854 (CAD$142,812) and costs of $51,350 (CAD$72,000) related to the placement, and issued 59,280 Finder's warrants, exercisable at $1.78 (CAD$2.50) for a period of two years.  Net proceeds were allocated as $1,595,705.

Repurchase and cancellation of shares

During the period ended June 30, 2026, a total of 220,400 common shares were re-purchased for $442,078 and cancelled.  A further total of 36,600 common shares were re-purchased in 2025 for $91,236 and were cancelled in 2026. A total of 68,200 common shares were re-purchased for $129,069 and held in treasury.  These 68,200 shares were cancelled in July 2026.

During the year ended December 31, 2025, a total of 317,100 common shares were re-purchased for $533,420 and were cancelled. A further total of 13,300 common shares that were re-purchased in 2024 for $17,739 were cancelled in 2025.  A total of 36,600 common shares were re-purchased in 2025 for $91,236 and held in treasury.  These 36,600 shares were cancelled in January 2025.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 20 years.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

 The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on May 5, 2023 which was approved by the Company's shareholders at the annual and special meeting held on June 29, 2023.

At June 30, 2026, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

150,000	CDN$2.59	October 11, 2026
382,000	CDN$0.15	December 31, 2032
42,000	CDN$0.60	June 1, 2040
250,000	CDN$0.20	October 8, 2035
360,000	CDN$1.23	October 23, 2040
400,000	CDN$0.40	May 5, 2036
612,000	CDN$0.30	July 1, 2037
400,000	CDN$0.81	December 14, 2042
62,500	CDN$0.92	April 27, 2043
275,000	CDN$1.30	May 13, 2044
60,000	CDN$3.35	January 6, 2046

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2026		December 31, 2025
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,073,500	CAD $ 0.50	2,923,500	CAD $ 0.41
Granted	60,000	CAD $ 3.35	150,000	CAD $ 2.59
Exercised	(90,000)	CAD $ 0.34	-	-
Cancelled/Expired	(50,000)	CAD $ 0.81	-	-
Outstanding, end of year	2,993,500	CAD $ 0.75	3,073,500	CAD $ 0.50

Exercisable, end of year	2,993,500	CAD $ 0.75	3,073,500	CAD $ 0.50

The aggregate intrinsic value for options vested and for total options as of June 30, 2026 and December 31, 2025 respectively, is approximately $3,358,046 and $6,174,034.  The weighted average contractual term of stock options outstanding and exercisable as at June 30, 2025 and December 31, 2025 respectively, is 7.3 years and 7.8 years.

The fair value of stock options granted, vested, and modified during the period ended June 30, 2026 and the year ended December 31, 2025, respectively, was $31,858 and $7,151, which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options granted or amended during the period ended June 30, 2026 and the year ended December 31, 2025:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

	2026	2025

Risk-free interest rate	2.57%	3.63%
Expected life	2.0 years	1.1 years
Annualized volatility	35%	32%
Dividend rate	-	-

On January 6, 2026, the Company granted 60,000 options to insiders and others at $2.43 (CAD$3.35) and recognized an expense of $31,858 as the options vested immediately.

On September 11, 2025, the Company issued 150,000 stock options at a strike price of $1.83 (CAD$2.59) and term of 13 months, and recognized a prepaid of $28,605, which is amortized over the life of the contract (2025 - $7,151). Management has determined that this option grant contains features requiring a derivative liability treatment and must be marked-to-market each period. As a result, in 2025, the Company recognized a change in the fair market value of the option derivative liability of $66,780 related to this option grant. In the six months ended June 30, 2026, the Company recognized a reduction in the fair market value of the option derivative liability of $90,097 related to this option grant.

On April 27, 2023 the Company granted 62,500 options to insiders at $0.68 (CAD$0.92) and recognized an expense of $23,750 as the options vested immediately.

Warrants

The Company did not issue warrants during 2026. On October 21, 2025, the Company issued 568,280 warrants related to a private placement.

Number of Options	Exercise Price	Expiry Date

504,000	CDN$2.80	October 21, 2027
5,000	CDN$2.93	October 21, 2027
59,280	CDN$2.50	October 21, 2027

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability.  The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar.  As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

The warrant value at issuance was determined to be $250,790 based upon a Black-Scholes Options Pricing Model calculation.  The fair value of the warrants has been initially estimated at October 21, 2025 using the Black-Scholes Options Pricing Model, using a volatility of 33%, risk free interest rate of 2.4%, expected life of one year, and a dividend yield of Nil.  The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations.  At December 31, 2025, the fair value of the warrant liability was $335,926 and the fair value adjustment was recognized in the consolidated statement of operations.

On June 30, 2026, the warrant was re-valued at the market share price and a fair value recovery adjustment of $300,380 was recognized in the interim consolidated statement of operations.

9. RELATED PARTY TRANSACTIONS

During the six-month periods ended June 30, 2026 and 2025, the Company entered into the following transactions with related parties:

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

	June 30, 2026	June 30, 2025

Consulting fees paid or accrued to officers or their companies	$968,915	$827,083
Directors' fees	1,089	1,065

Stock option grants to officers and directors	$31,858
Stock option grant price range	CAD$3.35

Of the total consulting fees noted above, $807,681 (June 30, 2025 - $642,415), was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  As at June 30, 2026, a balance of $407,681 (December 31, 2025 - $185,816) exists to this related company and $Nil remains payable in all years to the related party for expenses earned for work on behalf of the Company.

During 2026, the Company granted 60,000 options to insiders at a price of $2.43 (CAD$3.35).  A total of $31,858 was included in consulting fees related to these options.  During 2025, the Company did not grant options to insiders.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	June 30, 2026	June 30, 2025

Cash paid during the period for:
Interest	$-	$-
Income taxes	$550,000	$600,000

Non-cash transactions:
Non-cash prepayment of expenses	$-	$-

During the period ended June 30, 2026 and the year ended December 31, 2025, respectively, the Company paid $550,000, and $1,139,317, related to income tax in the current and prior periods and accrued a further $400,000, and $800,000, in the period ended June 30, 2026 and the year ended December 31, 2025 respectively, for expected income tax payments related to activities in Ghana.

In 2025, the Company made a payment of $600,000 related to 2024 taxes and $539,317 to resolve income taxes for all periods to December 31, 2024. The Company recognized a gain on release of tax accruals through 2024 of $614,262, on the 2025 payment.

Except for stock option grants, and warrants, explained above, there were no other significant non-cash transactions during the period ended June 30, 2026 and the year ended December 31, 2025.

11. DEFERRED INCOME TAXES

This note has not been updated from December 31, 2025. The Company accrued $400,000 for potential income taxes in the period ended June 30, 2026.

12. COMMITMENTS AND CONTINGENCIES

a) Bond deposit

The Company has been required by the Ghanaian government to post an environmental bond of US$296,322 which has been recorded in restricted cash (see Note 9).

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

b) Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company's business. The Company is not aware of any such material legal proceedings at the current time.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On October 19, 2022, Minerals Commission issued five improper invoices to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for all five of our concessions (Kwabeng, Pameng, Apapam, Muoso and Banso), which Minerals Commission indicated were related to the period from 2012 to 2022, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  Our legal counsel responded to Minerals Commission (the "Letters") on November 15, 2019, objecting to the five improper invoices.  Our Letters outlined the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letters.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

Ghana Revenue Agency ("GRA") sent our Ghanaian subsidiary an updated tax assessment letter on May 11, 2023.  The letter alleges an additional tax liability (the "Assessment"), from 2012 to 2022.  Upon a thorough review of the Assessment, we agreed that the only additional liability in the Assessment was $356,281, which the Company paid.  The balance of the Assessment was objected to by our Company in letter dated June 13, 2023, (the "Objection Letter").  To date, GRA has not responded to our Objection Letter, and our Company believes it has settled all amounts owing in the Assessment.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The functional currency of the Company is US$, to date the majority of the costs are denominated in Ghana and a significant portion of the assets and liabilities are denominated in both Canada and Ghana. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and Ghana currency. If Ghana depreciates against US$, the value of Ghana revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in Ghana. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in Ghana, and by the general state of the Ghana economy.

The Company's operations in the Ghana are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in Ghana, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

XTRA-GOLD RESOURCES CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars - Unaudited)
June 30, 2026

f)  Commodity price risk

We are exposed to fluctuations in commodity prices for gold. Commodity prices are affected by many factors, including but not limited to, supply and demand.

g)  The minerals properties lease status is as follows:

              -Apapam Lease expired on December 17th 2015, and extension was submitted on June 17th 2015;

              -Kwabeng and Pameng Leases expired on July 26th 2019, and extensions were submitted on June 13th 2018;

              -Muoso Lease expired on January 5th 2024, and extension was submitted on June 12th 2023; and

              -Banso Lease expired on Jan. 5th 2025, and extension was submitted on May 31st, 2024.

On all the above extensions the company requested a further 15 year extension to each lease, and the old leases are fully in      force until the new leases are granted by the government.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2023.  These extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

13. SUBSEQUENT EVENTS

From the period subsequent to June 30, 2026 and to the date of filing of these financial statements, the following occurred:

- 68,200 shares which were purchased in June 2026 were cancelled.

- 33,200 shares were purchased in July 2026, were cancelled.

- 6,100 shares were purchased in August 2026, which will be cancelled in the normal course of business.